UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 000-51576

ORIGIN AGRITECH LIMITED

(Translation of registrant’s name into English)

Origin R&D Center, Shuangbutou Village, Xushuang Road, Songzhuang Town

Tongzhou District, Beijing, China 101119

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Receipt of Nasdaq Notice Regarding Minimum Bid Price Requirement

On October 27, 2026, Origin Agritech Limited (the “Company”) received a written notice (the “Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) stating that, for the last 30 consecutive business days, the closing bid price of the Company’s ordinary shares had been below the minimum $1.00 per share required for continued listing on The Nasdaq Capital Market under Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”).

The Notice has no immediate effect on the listing of the Company’s ordinary shares on The Nasdaq Capital Market. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided a compliance period of 180 calendar days, or until April 26, 2027, to regain compliance with the Minimum Bid Price Requirement. To regain compliance, the closing bid price of the Company’s ordinary shares must be at least $1.00 per share for a minimum of ten consecutive business days at any time during the compliance period, at which point Nasdaq will provide written confirmation of compliance and the matter will be closed. Nasdaq may, in its discretion, require the Company to satisfy the Minimum Bid Price Requirement for a period in excess of ten consecutive business days, but generally no more than 20 consecutive business days, before determining that the Company has demonstrated an ability to maintain long-term compliance.

If the Company does not regain compliance by April 26, 2027, the Company may be eligible for an additional 180-calendar-day compliance period. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice to Nasdaq of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary. If the Company does not qualify for the second compliance period, or if it appears to Nasdaq that the Company will not be able to cure the deficiency, Nasdaq will provide written notice that the Company’s ordinary shares are subject to delisting. At that time, the Company will be entitled to appeal the delisting determination to a Nasdaq Hearings Panel.

The Company intends to actively monitor the closing bid price of its ordinary shares and will consider available options to regain compliance with the Minimum Bid Price Requirement within the compliance period, which may include, if necessary, effecting a reverse stock split. There can be no assurance that the Company will be able to regain compliance with the Minimum Bid Price Requirement or maintain compliance with Nasdaq’s other continued listing requirements.

On October 30, 2026, the Company issued a press release announcing its receipt of the Notice, as required by Nasdaq Listing Rule 5810(b). A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K.

Forward-Looking Statements

This report on Form 6-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the Company’s intention to monitor the bid price of its ordinary shares, its plans to regain compliance with the Minimum Bid Price Requirement, the potential for a reverse stock split, the Company’s eligibility for an additional compliance period, and the continued listing of the Company’s ordinary shares on The Nasdaq Capital Market. These statements involve known and unknown risks and uncertainties, including the market price and trading volume of the Company’s ordinary shares, the Company’s ability to regain and maintain compliance with Nasdaq’s continued listing requirements, and Nasdaq’s discretion in applying its listing rules, that may cause actual results to differ materially from those expressed or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by applicable law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIGIN AGRITECH LIMITED

By:	/s/ Weibin Yan
Name:	Weibin Yan
Title:	Chief Executive Officer

Date: October 30, 2026

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated October 30, 2026, titled “Origin Agritech Announces Receipt of Nasdaq Notice Regarding Minimum Bid Price Requirement”